PROPOSED FORM OF NOTICE

                                   Exhibit G-1

SECURITIES AND EXCHANGE COMMISSION

(Release No.   -         )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")


Unitil Corporation et al. (70-    )

     Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842-1270, a registered holding company under the Act, and its wholly owned subsidiary companies, Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Energy Systems, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. (the "Subsidiaries" or "Money Pool Participants" and together with Unitil the "Applicants") have filed an application-declaration under Sections 6(b), 7 and 12(b) of the Act and Rules 43 and 45 thereunder.

     Unitil, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions. Interest Rate Hedges would be used as a means of prudently managing the risk associated with outstanding debt issued pursuant to, and subject to the limitations of, financing authority granted to the Applicants by the Commission under the Act or an applicable exemption therefrom by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable-rate debt. In no case will the notional principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, the Applicants will not engage in leveraged or speculative derivative hedging transactions. Interest Rate Hedges (other than exchange-traded Interest Rate Hedges) would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies providing a guarantee of the counterparties, as published by Standard & Poors Rating Services, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, caps, collars, floors, options, forwards, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities or U.S. government agency (e.g., Fannie Mae) obligations, or


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LIBOR-based swap instruments and similar products designed to manage interest rate or credit risks. The transactions would be for fixed periods and stated notional amounts.

     In addition, Unitil and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges (other than exchange-traded Anticipatory Hedges) would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward-dated swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     The Applicants state they will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") and SFAS 149 ("Amendment of Statement 133 on Derivative Instruments and Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants state they also will comply with any future FASB financial disclosure requirements associated with hedging transactions.

     Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an interest rate risk management arrangements will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     Applicants indicated that they are requesting the proposed authority in order to be able to more efficiently and flexibly manage their financial risk using techniques commonly used by utility holding company systems.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.